Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2021

Quarterly Net Revenues Increased by 29.0% Year-Over-Year

Quarterly Student Enrollments Increased by 43.0% Year-Over-Year

BEIJING, April 20, 2021 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU and SEHK: 9901), the largest provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2021, which is the third quarter of New Oriental’s fiscal year 2021.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2021

•	Total net revenues increased by 29.0% year-over-year to US$1,190.5 million for the third fiscal quarter of 2021.

•	Operating income decreased by 13.5% year-over-year to US$101.5 million for the third fiscal quarter of 2021.

•	Net income attributable to New Oriental increased by 9.9% year-over-year to US$151.3 million for the third fiscal quarter of 2021.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2021	3Q FY2020	% of change
Net revenues	1,190,498	923,221	29.0%
Operating income	101,470	117,253	-13.5%
Non-GAAP operating income (2)(3)	115,892	134,802	-14.0%
Net income attributable to New Oriental	151,326	137,715	9.9%
Non-GAAP net income attributable to New Oriental (2)(3)	163,236	148,502	9.9%
Net income per ADS attributable to New Oriental - basic(5)	0.09	0.09	3.1%
Net income per ADS attributable to New Oriental - diluted(5)	0.09	0.09	3.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)(5)	0.10	0.09	3.1%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)(5)	0.10	0.09	3.4%

(in thousands US$, except per ADS(1) data)	9M FY2021	9M FY2020	% of change
Net revenues	3,064,553	2,780,209	10.2%
Operating income	219,628	388,748	-43.5%
Non-GAAP operating income (2)(3)	268,363	428,532	-37.4%
Net income attributable to New Oriental	379,880	400,142	-5.1%
Non-GAAP net income attributable to New Oriental (2)(3)	416,902	435,650	-4.3%
Net income per ADS attributable to New Oriental - basic(5)	0.23	0.25	-7.8%
Net income per ADS attributable to New Oriental - diluted(5)	0.23	0.25	-7.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)(5)	0.26	0.28	-7.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)(5)	0.25	0.27	-6.7%

(1)	Each ADS represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

(5)

For the quarter and 9 months ended February 29, 2020, the weighted average number of shares and earnings per share have been retrospectively adjusted to reflect the 10-for-1 share split that became effective on March 10, 2021.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2021

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 43% year-over-year to approximately 2,296,800 for the third fiscal quarter of 2021.

•

The total number of schools and learning centers was 1,625 as of February 28, 2021, an increase of 209 compared to 1,416 as of February 29, 2020, and an increase of 107 compared to 1,518 as of November 30, 2020. The total number of schools was 118 as of February 28, 2021.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to see continued strong recovery of businesses for the third quarter despite the challenges from a small wave of Covid-19 outbreak in around 20 cities in north China where we responded swiftly and migrated offline classes to online using our OMO system during the winter. Net revenue for the third quarter exceeded our expectation, up 29.0% year over year. Our key growth driver, K-12 all-subjects after-school tutoring business, achieved year-over-year revenue growth of approximately 37%. U-Can middle and high school all-subjects after-school tutoring business grew by approximately 35%, while our POP Kids program recorded a growth of approximately 40%. Overseas related businesses are still under pressure due to the uncertainty of the pandemic situation and travel restrictions around the globe. The overseas test preparation business declined by approximately 12%, while the overseas consulting and study tour business increased by 11%, respectively. Looking ahead, we believe our business will trend toward a normalized level in the coming quarters after seeing the underlying demand for after-school tutoring picking up rapidly as the pandemic situation was well controlled nationwide. As one of the market leaders in China, we are confident that our exceptional products and services, as well as our constantly enhanced learning experience would enable us to gain market share and deliver long-term value for our shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “We believe we are well positioned to capture the market consolidation opportunity as the pandemic fades. We remain committed to ramp up our expansion effort to prepare for further taking market share from other players post-COVID. During this quarter, we opened 1 new offline training school in the city of Hengshui. The total square meters of classroom area by the end of this quarter increased approximately 17% year-over-year, and 7% quarter-over-quarter. Student enrollments for K-12 after-school tutoring business during the quarter increase by 57% year-over-year. At the same time, we continued leveraging our OMO (online merging offline) strategy, which enables our service to virtually reach a broader pool of students in existing cities and the surrounding satellite cities. In the winter semester, we piloted the OMO online courses in vast majority of existing cities and around 25 new surrounding satellite cities, attracting a promising number of new customers, accompanied by improved student retention with low customer acquisition cost. These OMO initiatives, filled with localized and differentiating content, effectively boosted enrollments and revenue with low customer acquisition cost, enabled us to seize more market share and improved our overall profitability. We are pleased to see that the OMO initiatives have solicited an increased contribution to the Company’s overall revenue this quarter. Last but not least, our pure online education platform, Koolearn.com have successfully reduced their customer acquisition cost and enhanced overall in-class learning experience for customers.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “With the gradual recovery of our topline, our margins have improved. Our Non-GAAP operating margin for the quarter was 9.7%, down 490 basis points year-over-year, which is a smaller year-over-year decline comparing with the previous quarter. Non-GAAP net margin for the quarter was 13.7%, down 240 basis points year-over-year. We will continue to buckle down on cost control and be cautious in making investment in our OMO initiatives and pure online education platform in order to keep a balance in growth and profitability.”

Financial Results for the Third Fiscal Quarter Ended February 28, 2021

Net Revenues

For the third fiscal quarter of 2021, New Oriental reported net revenues of US$1,190.5 million, representing a 29.0% increase year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$1,103.8 million, representing a 30.5% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the third fiscal quarter of 2021 increased by 43.0% year-over-year to approximately 2,296,800.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,089.0 million, representing a 35.1% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$1,074.6 million, representing a 36.3% increase year-over-year

•

Cost of revenues increased by 35.3% year-over-year to US$539.5 million, primarily due to increases in teachers’ compensation for more teaching hours and higher rental costs for the increased number of schools and learning centers in operation.

•

Selling and marketing expenses increased by 32.0% year-over-year to US$156.1 million, primarily due to the addition of marketing staffs with the aim of executing our OMO (online merging offline) strategy to capture the new market opportunity post the COVID.

•

General and administrative expenses for the quarter increased by 36.1% year-over-year to US$393.4 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$383.3 million, representing a 40.3% increase year-over-year. The increase was primarily due to increased headcount as the Company grew its network of schools and learning centers, as well as increases in R&D expenses and human resources expenses related to the development of the Company’s online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 17.8% year-over-year to US$ 14.4 million.

Operating Income and Operating Margin

Operating income was US$101.5 million, representing a 13.5% decrease year-over-year. Non-GAAP operating income for the quarter was US$115.9 million, representing a 14.0% decrease year-over-year.

Operating margin for the quarter was 8.5%, compared to 12.7% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 9.7%, compared to 14.6% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$151.3 million, representing a 9.9% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.09 and US$0.09, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$163.2 million, representing a 9.9% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.10 and US$0.10, respectively.

Cash Flow

Net operating cash flow for the third fiscal quarter of 2021 was approximately US$23.3 million. Capital expenditures for the quarter were US$105.8 million, which were primarily attributable to the opening of 142 facilities and renovations at existing learning centers.

Balance Sheet

As of February 28, 2021, New Oriental had cash and cash equivalents of US$1,569.8 million, as compared to US$915.1 million as of May 31, 2020. In addition, the Company had US$1,147.8 million in term deposits, US$3,360.7 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2021 was US$1,865.7 million, an increase of 35.7% as compared to US$1,375.0 million at the end of the third quarter of fiscal year 2020.

Financial Results for the Nine Months Ended February 28, 2021

For the first nine months of fiscal year 2021, New Oriental reported net revenues of US$3,064.6 million, representing a 10.2% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2021 increased by 17.9% to approximately 9,441,000.

Operating income for the first nine months of fiscal year 2021 was US$219.6 million, representing a 43.5% decrease year-over-year. Non-GAAP operating income for the first nine months of fiscal year 2021 was US$268.4 million, representing a 37.4% decrease year-over-year.

Operating margin for the first nine months of fiscal year 2021 was 7.2%, compared to 14.0% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2021, was 8.8%, compared to 15.4% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2021 was US$379.9 million, representing a 5.1% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2021 amounted to US$0.23 and US$0.23, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2021 was US$416.9 million, representing a 4.3% decrease year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2021 amounted to US$0.26 and US$0.25, respectively.

Outlook for Fourth Quarter of Fiscal Year 2021

New Oriental expects total net revenues in the fourth quarter of fiscal year 2021 (March 1, 2021 to May 31, 2021) to be in the range of US$1,101.9 million to US$1,141.8 million, representing year-over-year growth in the range of 38% to 43%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 20, 2021, U.S. Eastern Time (8 PM on April 20, 2021, Beijing/Hong Kong Time). Participants can join the conference using the below options:

Dialling-in to the conference call:

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: https://apac.directeventreg.com/registration/event/8491538. It will automatically direct you to the registration page of “New Oriental Third Fiscal Quarter 2021 Earnings Conference Call” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “8491538”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed by phone at the following number until April 27, 2021:

International:	+61 2 8199 0299
Passcode:	8491538

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK) respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2021, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income / (loss) excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28	As of May 31
	2021	2020
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,569,841	915,057
Term deposits	1,147,787	284,793
Short-term investments	3,360,737	2,318,280
Accounts receivable, net	7,985	4,178
Inventory, net	35,716	31,324
Prepaid expenses and other current assets, net	247,721	199,404
Amounts due from related parties, current	4,431	3,384

Total current assets	6,374,218	3,756,420

Restricted cash, non-current	16,351	4,367
Property and equipment, net	817,010	672,455
Land use rights, net	13,851	6,037
Amounts due from related parties, non-current	3,888	22,709
Long-term deposits	70,136	62,116
Intangible assets, net	9,425	10,246
Goodwill, net	99,545	80,366
Long-term investments, net	554,913	431,101
Deferred tax assets, non-current, net	70,447	63,324
Right-of-use assets	1,722,258	1,425,466
Other non-current assets	25,213	22,278

Total assets	9,777,255	6,556,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$31,658 and US$29,147 as of May 31, 2020 and February 28, 2021, respectively)	30,234	33,147
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$581,576 and US$642,545 as of May 31, 2020 and February 28, 2021, respectively)	690,562	634,619
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$87,331 and US$93,278 as of May 31, 2020 and February 28, 2021, respectively)	108,525	101,385
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$1,590 and US$73 as of May 31, 2020 and February 28, 2021, respectively)	73	1,590
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,317,645 and US$1,862,713 as of May 31, 2020 and February 28, 2021, respectively)	1,865,734	1,324,384
Operating lease liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of US$376,177 and US$397,735 as of May 31, 2020 and February 28, 2021, respectively)	481,056	384,239

Total current liabilities	3,176,184	2,479,364

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$12,392 and US$17,971 as of May 31, 2020 and February 28, 2021, respectively)	19,150	11,906
Long term loan (including Long term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2020 and February 28, 2021, respectively)	—	117,881
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the New Oriental of nil and nil as of May 31, 2020 and February 28, 2021, respectively)	297,476	—
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of US$1,054,149 and US$1,285,239 as of May 31, 2020 and February 28, 2021, respectively)	1,239,753	1,077,923

Total long-term liabilities	1,556,379	1,207,710

Total liabilities	4,732,563	3,687,074

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	4,915,339	2,733,295
Non-controlling interests	129,353	136,516

Total equity	5,044,692	2,869,811

Total liabilities and equity	9,777,255	6,556,885

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,190,498	923,221

Operating cost and expenses (note 1)
Cost of revenues	539,499	398,628
Selling and marketing	156,084	118,233
General and administrative	393,445	289,107

Total operating cost and expenses	1,089,028	805,968

Operating income	101,470	117,253

(Loss)/gain from fair value change of long-term investments	(2,443)	4,083

Other income, net	68,077	30,387
Provision for income taxes	(46,971)	(33,255)
Gain/(loss) from equity method investments	6,509	(1,244)

Net income	126,642	117,224

Add: Net loss attributable to non-controlling interests	24,684	20,491

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	151,326	137,715

Net income per common share / ADS
- Basic	0.09	0.09
- Diluted	0.09	0.09

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	393,445	289,107
Less: Share-based compensation expenses in general and administrative expenses	10,108	15,852

Non-GAAP general and administrative expenses	383,337	273,255

Total operating cost and expenses	1,089,028	805,968
Less: Share-based compensation expenses	14,422	17,549

Non-GAAP operating cost and expenses	1,074,606	788,419

Operating income	101,470	117,253
Add: Share-based compensation expenses	14,422	17,549

Non-GAAP operating income	115,892	134,802

Operating margin	8.5%	12.7%
Non-GAAP operating margin	9.7%	14.6%

Net income attributable to New Oriental	151,326	137,715
Add: Share-based compensation expenses	9,467	14,870
Less: (Loss)/gain from fair value change of long-term investments	(2,443)	4,083

Non-GAAP net income attributable to New Oriental	163,236	148,502

Net income per ADS attributable to New Oriental- Basic (note 2)	0.09	0.09
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.09	0.09

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.10	0.09

Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.10	0.09

Weighted average shares used in calculating basic net income per ADS (note 2)	1,689,712,150	1,585,034,866
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,695,315,497	1,595,291,869

Non-GAAP income per share - basic	0.10	0.09
Non-GAAP income per share - diluted	0.10	0.09

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	2,393	593
Selling and marketing	1,921	1,104
General and administrative	10,108	15,852

Total	14,422	17,549

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	23,314	39,657
Net cash used in investing activities	(1,122,254)	(33,101)
Net cash provided by/(used in) financing activities	13,364	(2,385)
Effect of exchange rate changes	23,644	5,068

Net change in cash, cash equivalents and restricted cash	(1,061,932)	9,239

Cash, cash equivalents and restricted cash at beginning of period	2,648,124	1,051,365

Cash, cash equivalents and restricted cash at end of period	1,586,192	1,060,604

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	3,064,553	2,780,209

Operating costs and expenses (note 1):
Cost of revenues	1,458,028	1,197,819
Selling and marketing	406,555	327,273
General and administrative	980,342	866,369

Total operating costs and expenses	2,844,925	2,391,461

Operating income	219,628	388,748

Loss from fair value change of long-term investments	(4,597)	(486)

Other income, net	195,578	77,556
Provision for income taxes	(112,910)	(98,168)
Gain from equity method investments	7,556	2,385

Net income	305,255	370,035

Add: Net loss attributable to non-controlling interests	74,625	30,107

Net income attributable to New Oriental Education & Technology Group Inc.	379,880	400,142

Net income per share attributable to New Oriental-Basic	0.23	0.25

Net income per share attributable to New Oriental-Diluted	0.23	0.25

Net income per ADS attributable to New Oriental-Basic (note 2)	0.23	0.25

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.23	0.25

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	980,342	866,369
Less: Share-based compensation expenses in general and administrative expenses	34,655	37,459

Non-GAAP general and administrative expenses	945,687	828,910

Total operating costs and expenses	2,844,925	2,391,461
Less: Share-based compensation expenses	48,735	39,784

Non-GAAP operating costs and expenses	2,796,190	2,351,677

Operating income	219,628	388,748
Add: Share-based compensation expenses	48,735	39,784

Non-GAAP operating income	268,363	428,532

Operating margin	7.2%	14.0%
Non-GAAP operating margin	8.8%	15.4%

Net income attributable to New Oriental	379,880	400,142
Add: Share-based compensation expenses	32,425	35,022
Less: Loss from fair value change of long-term investments	(4,597)	(486)

Non-GAAP net income to New Oriental	416,902	435,650

Net income per ADS attributable to New Oriental- Basic (note 2)	0.23	0.25
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.23	0.25

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.26	0.28
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.25	0.27

Weighted average shares used in calculating basic net income per ADS (note 2)	1,630,427,098	1,583,924,719
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,637,074,362	1,595,232,352

Non-GAAP income per share - basic	0.26	0.28
Non-GAAP income per share - diluted	0.25	0.27

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	6,229	650
Selling and marketing	7,851	1,675
General and administrative	34,655	37,459

Total	48,735	39,784

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	825,590	695,983
Net cash used in investing activities	(1,919,054)	(1,033,307)
Net cash provided by/(used in) financing activities	1,654,835	(7,004)
Effect of exchange rate changes	105,397	(13,295)

Net change in cash, cash equivalents and restricted cash	666,768	(357,623)

Cash, cash equivalents and restricted cash at beginning of period	919,424	1,418,227

Cash, cash equivalents and restricted cash at end of period	1,586,192	1,060,604